Robert E. Burwell Direct Dial: (858) 523-5408 Rob.Burwell@LW.com	12636 High Bluff Drive, Suite 400 San Diego, California 92130-2071 Tel: +1.858.523.5400 Fax: +1.858.523.5450 www.lw.com

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File No. 026004-0000

VIA EDGAR, FAX & FEDEX

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	PriceSmart, Inc.

Form 10-K for Fiscal Year Ended August 31, 2007, Filed November 29, 2007

Form 10-K/A for Fiscal Year Ended August 31, 2007, Filed December 26, 2007

Form 10-Q for Fiscal Quarter Ended November 30, 2007, Filed January 9, 2008

File No. 0-22793

Dear Mr. Owings:

We are in receipt of the Staff’s letter dated February 28, 2008 with respect to the above-referenced Form 10-K, Form 10-K/A and Form 10-Q. Per our discussions with the Staff, we are responding to the Staff’s comments on behalf of PriceSmart, Inc. (“PriceSmart”) and have included proposed revised disclosure, where appropriate, on Annex I hereto. For ease of reference, we have set forth the Staff’s comment and PriceSmart’s response below.

Form 10-K for Fiscal Year Ended August 31, 2007

Signatures, page 28

1.	Revise your Form 10-K to have your principal financial officer and your controller or principal accounting officer sign in their capacities on your behalf. See Form 10-K and General Instruction D.(2)(a).

PriceSmart’s Response: Please see the revised signature page in Annex I.

Exhibit 13.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 3

2.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note your statements that net warehouse sales increased 20.8%, gross profits increased 21.8% and selling, general and administrative expenses as a percentage of net warehouse sales improved 104 basis points. Discuss whether you expect these trends to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect level to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•	Economic or industry-wide factors relevant to your company, and

•	Material opportunities, challenges, and

•	Risk in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

PriceSmart’s Response: Please see the revised disclosure relating to this Staff Comment Number 2 in Annex I.

Form 10-K/A for Fiscal Year Ended August 31, 2007

Executive Compensation, page 7

3.	We note your statement that you set individual executive compensation at levels that your Compensation Committee “believes are comparable with those of executives in other companies of similar size and stage of development operating in retail industries, taking into account our relative performance and our own strategic goals.” We further note that your President and your Chief Financial Officer provide compensation information to the Compensation Committee. Please elaborate upon how the Compensation Committee determines your levels of executive compensation are “comparable with those of executives in other companies of similar size and stage of development operating in retail industries.” Please also summarize the information that is gathered by your President and your Chief Financial Officer and provided to the Compensation Committee.

PriceSmart’s Response: Please see the revised disclosure relating to this Staff Comment Number 3 in Annex I. In addition, PriceSmart’s Compensation Committee intends to obtain from management or a compensation consultant additional information regarding executive compensation at other companies of similar size and stage of development operating in retail industries so that it can better assess how PriceSmart’s levels of executive compensation compare. PriceSmart plans to include in future proxy statements disclosure regarding the information gathered per the Committee’s request and the Committee’s analysis and use of such information in making decisions regarding executive compensation.

Equity Compensation Plan Information, page 19

4.	It appears that you have equity compensation plans for which you have not provided the disclosure required by 201(d) of Regulation S-K. Please either provide this disclosure or advise why you do not have to provide this disclosure.

PriceSmart’s Response: Please see the revised disclosure relating to this Staff Comment Number 4 in Annex I.

Certain Relationships and Related Transactions, and Director Independence, page 22

5.	We note that you have adopted a Code of Ethics; however, it is not clear how transactions are reviewed and approved. Please revise your disclosure to describe your policies and procedures for review, approval, or ratification of related party transactions. See Item 404(b) of Regulation S-K. Also indicate whether any of the related party transactions you describe in this discussion were reviewed in accordance with this policy and, if not, state why they did not require such review.

PriceSmart’s Response: Please see the revised disclosure relating to this Staff Comment Number 5 in Annex I.

Form 10-Q for Fiscal Quarter Ended November 30, 2007

6.	As applicable, please apply the above comments to your future quarterly reports on Form 10-Q.

PriceSmart’s Response: As applicable, PriceSmart will include the additional disclosures discussed in this letter in its future filings.

* * * * *

Please call me at (858) 523-5408 with any questions or comments you may have.

Very truly yours,

/s/ Robert E. Burwell
Robert E. Burwell
of LATHAM & WATKINS LLP

cc:	Scott Anderegg, Esq.

Securities and Exchange Commission

Mr. Robert E. Price

Robert M. Gans, Esq.

PriceSmart, Inc.

ANNEX I

PROPOSED REVISED DISCLOSURES

Revised Disclosure in Response to Staff Comment No. 1

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRICESMART, INC.

By:	/s/ ROBERT E. PRICE
Robert E. Price
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT E. PRICE Robert E. Price	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March __, 2008

/s/ JOHN M. HEFFNER John M. Heffner	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March __, 2008

/s/ GONZALO BARRUTIETA Gonzalo Barrutieta	Director	March __, 2008

/s/ MURRAY L. GALINSON Murray L. Galinson	Director	March __, 2008

/s/ KATHERINE L. HENSLEY Katherine L. Hensley	Director	March __, 2008

/s/ LEON C. JANKS Leon C. Janks	Director	March __, 2008

/s/ LAWRENCE B. KRAUSE Lawrence B. Krause	Director	March __, 2008

Signature	Title	Date

/s/ JOSE LUIS LAPARTE Jose Luis Laparte	President and Director	March __, 2008

/s/ JACK MCGRORY Jack McGrory	Director	March __, 2008

/s/ KEENE WOLCOTT Keene Wolcott	Director	March __, 2008

Revised Disclosure in Response to Staff Comment No. 2

PriceSmart plans to insert the following paragraph as a new paragraph at the end of the overview at the beginning of “Management’s Discussion and Analysis of Financial Condition and Results of Operations”:

In general, the Company’s earnings improve and cash flows from operations increase as sales increase. Although the Company’s cost of goods sold is largely variable with sales, a significant portion of the Company’s selling, general and administrative expenses are fixed or rise relatively slowly in relationship to sales increases. Net warehouse sales levels and operating costs are impacted by economic factors in the Company’s markets including inflation, the effectiveness of the Company’s execution of its business model, and new warehouse openings. Management can positively influence sales and profits by buying and selling merchandise efficiently, pricing merchandise at attractive prices, expanding or re-configuring certain warehouse clubs to provide for expanded merchandise floor space, producing higher sales per square foot and judiciously opening new locations where appropriate. The Company currently is conducting feasibility studies at various locations for potential future warehouse stores. However, the Company has not set a target for new warehouse openings for fiscal year 2008 or beyond.

Revised Disclosure in Response to Staff Comment No. 3

PriceSmart plans to replace the third, fourth and fifth paragraphs under the heading “Item 11. Executive Compensation—Compensation Discussion and Analysis” on page 7 of the Form 10-K/A with the following revised paragraphs:

To achieve these objectives, the Compensation Committee, which is comprised of members who have knowledge of executive compensation levels of other companies by virtue of their professional background, experience and dealings external to PriceSmart, has implemented and intends to maintain compensation plans that tie a portion of the executives’ overall compensation to key financial and operational goals.

The compensation of our executive officers is composed of base salaries, an annual corporate incentive bonus plan and long-term equity incentives in the form of restricted stock and stock options. In determining specific components of compensation, the Compensation Committee considers each officer’s performance, level of responsibility, skills and experience, and other compensation awards or arrangements. The Compensation Committee reviews and approves all elements of compensation for all of our executive officers taking into consideration recommendations from management. The Compensation Committee reviews and approves all annual bonus awards for executives and restricted stock awards and stock option grants for all employees.

Our President, in consultation with our Chief Executive Officer, sets salaries and bonus opportunities for employees below the level of Executive Vice President and makes recommendations with respect to restricted stock awards and stock option grants to people at these levels. He likewise makes recommendations with respect to salary, bonus eligibility and restricted stock and stock option awards for our Executive Vice Presidents. Our President and Chief Financial Officer also gather information and provide compensation recommendations in response to requests from the Compensation Committee. The information includes historical salary and bonus payments to PriceSmart executives, internal equity comparisons, and the financial impact of a particular decision. After gathering this input and receiving these recommendations, the Compensation Committee determines the compensation of our executive officers in executive session.

Revised Disclosure in Response to Staff Comment No. 4

PriceSmart plans to replace the disclosure under the heading “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters—Equity Compensation Plan Information” on page 19 of the Form 10-K/A with the following:

The following table sets forth certain equity compensation plan information for the Company as of August 31, 2007.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	374,815	13.14	1,555,196
Equity compensation plans not approved by security holders	—	—	—
Total	374,815	13.14	1,555,196

For information regarding the Company’s equity compensation plans, please see “Item 11. Executive Compensation – Equity Incentive Plans.”

Revised Disclosure in Response to Staff Comment No. 5

PriceSmart plans to insert the following disclosure as a new first section under the heading “Item 13. Certain Relationships and Related Transactions, and Director Independence” on page 22 of the Form 10-K/A:

Review and Approval of Related-Party Transactions

Pursuant to the Company’s Audit Committee Charter, the audit committee of the board of directors is responsible for reviewing and approving all transactions with related parties requiring disclosure under Item 404(a) of SEC Regulation S-K. The Company has not adopted written procedures for review of, or standards for approval of, these transactions, but instead the audit committee has reviewed, and intends to continue to review, such transactions on a case-by-case basis. In addition, any transaction requiring waiver or amendment of the Company’s Code of Business Conduct and Ethics will be subject to review by the board of directors, and any such waiver or amendment must be approved by the board, with the interested directors, if any, not participating. All of the transactions described below were reviewed and approved in accordance with these policies.

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